As Filed:  May 14, 1996                                 SEC File No. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                       Registration Statement on Form S-3
                        Under the Securities Act of 1933

                              FORELAND CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

            Nevada                    1070                  87-0422812
       (State or other    (Primary Standard Industrial   (I.R.S. Employer
       jurisdiction of    Classification Code Number)  Identification No.)
       incorporation or
        organization)

  12596 West Bayaud, Suite 300, Lakewood, Colorado  80228-2019  (303) 988-3122
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 N. Thomas Steele, 12596 West Bayaud, Suite 300, Lakewood, Colorado  80228-2019
                                 (303) 988-3122
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

                                 James R. Kruse
                         KRUSE, LANDA & MAYCOCK, L.L.C.
                         50 West Broadway, Eighth Floor
                          Salt Lake City, Utah  84101
                           Telephone:  (801) 531-7090
                           Telecopy:  (801) 359-3954
                          CompuServe E-Mail 72204,1417

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.   "
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. x
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. [_]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                          CALCULATION OF REGISTRATION FEE
==============================================================================

                                  Amount          Proposed Maxi-         Proposed Maxi-        Amount of
Title of Each Class of             to be           mum Offering          mum Aggregate         Registration
Securities Being Registered     Registered        Price Per Unit(1)      Offering Price           Fee
- ---------------------------   ---------------     --------------      --------------------     ----------

Common Stock(2)                  6,461,814             $1.47               $9,490,789            $3,273

- ------------------------------------------------------------------------------

(1) Bona fide estimate of maximum offering price solely for the purpose of calculating the registration fee. The offering price for the common stock being sold by selling stockholders is based on the closing sales price, as quoted on the Nasdaq SmallCapSM Market for the Registrant's Common Stock of $1.47 as of May 10, 1996 (rule 457(c)).
(2) Consists of shares held by selling stockholders and shares to be held following the conversion of preferred stock of the Registrant and on exercise of common stock purchase warrants. Pursuant to rule 416, there are also being registered such additional securities as may become issuable as a result of the "antidilution" provisions of the preferred stock and warrants.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.



                              FORELAND CORPORATION
                             Cross Reference Sheet

     Cross reference between items of part I of form S-3 and the prospectus filed by Foreland Corporation as part of the Registration Statement.

REGISTRATION STATEMENT ITEM NUMBER AND HEADING    PROSPECTUS CAPTION
1.     Forepart of the Registration Statement     Front Cover
       and Outside Front Cover Page of
       Prospectus

2.     Inside Front and Outside Back Cover        Inside Front Cover
       Pages of Prospectus                        and Outside Back
                                                  Cover
3.     Summary Information, Risk Factors and      PROSPECTUS SUMMARY
       Ratio of Earnings to Fixed Charges         and RISK FACTORS
4.     Use of Proceeds                            USE OF PROCEEDS

5.     Determination of Offering Price            PLAN OF
                                                  DISTRIBUTION
6.     Dilution                                   DILUTION

7.     Selling Security Holders                   SELLING
                                                  STOCKHOLDERS
8.     Plan of Distribution                       PLAN OF
                                                  DISTRIBUTION
9.     Description of Securities                  DESCRIPTION OF
                                                  SECURITIES
10.    Interest of Named Experts and Counsel      EXPERTS and LEGAL
                                                  MATTERS
11.    Material Changes                           n/a

12.    Incorporation of Certain Information by    Inside Front Cover
       Reference

13.    Disclosure of Commission Position on       n/a
       Indemnification for Securities Act
       Liabilities

                                                          Preliminary Prospectus
                                                              Dated May 14, 1996
                              FORELAND CORPORATION
                        6,461,814 Shares of Common Stock

     This Prospectus relates to the public offer and sale by certain shareholders (the "Selling Stockholders") of an aggregate of 6,461,814 shares of common stock, par value $0.001 per share (the "Common Stock"), of Foreland Corporation, a Nevada corporation (the "Company"), (See "SELLING STOCKHOLDERS" and "DESCRIPTION OF SECURITIES").

     The Selling Stockholders will offer their Common Stock through or to securities brokers or dealers designated by them in the over-the-counter market or in other transactions negotiated by the Selling Stockholders. Any such sale of Common Stock by Selling Stockholders must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless a Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholders and any broker, dealer, or agent that participates with the Selling Stockholders in the sale of the Common Stock offered hereby may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or discounts received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions under the Securities Act. (See "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION.")

     The Company's Common Stock is included on the Nasdaq SmallCapSM Market ("Nasdaq") under the symbol "FORL." On May 10, 1996, the closing sales price for the Company's Common Stock on Nasdaq was $1.47.

THE ACQUISITION AND OWNERSHIP OF THE COMMON STOCK INVOLVE A HIGH DEGREE OF RISK.
 THE COMMON STOCK SHOULD BE PURCHASED ONLY BY INVESTORS WHO ARE ABLE TO AFFORD
      THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT.  (SEE "RISK FACTORS.")

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER REGULATORY AUTHORITY, NOR HAS THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR REGULATORY AUTHORITY PASSED
               ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR
           ENDORSED THE MERITS OF THIS OFFERING.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.



                             Offering   Proceeds to
                 Price to  Commissions    Selling    Proceeds to
                Public(1)      (2)      Stockholders  Company(3)

By Selling
Stockholders
  Per Share     $  1.47         --        $  1.47         --
  Total         $9,490,789      --        $9,490,789      --

(1)The price per share for the securities offered by the Selling Stockholders is estimated at the closing sales price quoted by Nasdaq for the Common Stock at $1.47 on May 10, 1996. The Common Stock may be offered at the current market price, which may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholder and the purchaser at the time of sale. (See "LIMITED MARKET FOR COMMON STOCK" in the Company's 1995 10-K.)
(2)The securities to be sold by Selling Stockholders may be sold by them through or to securities brokers or dealers, which sales may involve the payment of commissions by the Selling Stockholders.
(3)Does not reflect expenses of this offering payable by the Company estimated at $20,000. (See "PLAN OF DISTRIBUTION" below.)

                  The date of this Prospectus is May   , 1996.
                                                     --


     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. However, the Company would receive proceeds upon the exercise of options and warrants held by Selling Stockholders prior to the sale of Common Stock issuable on such exercise. (See "USE OF PROCEEDS.") In connection with this offering, the Company estimates that it will incur costs of approximately $20,000 for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholders will be borne by them. Commissions or discounts paid in connection with the sale of securities by the Selling Stockholders will be determined by negotiations between them and the broker-dealer through or to which the securities are to be sold and may vary depending on the broker-dealers' commission or mark up schedule, the size of the transaction, and other factors. (See "PLAN OF DISTRIBUTION" below.)

     The Selling Stockholders and any broker, dealer, or agent that participates with the Selling Stockholders in the sale of the Common Stock offered hereby may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or discounts received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions under the Securities Act. (See "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION" below.)

     All dollar amounts in this Prospectus are expressed in United States dollars unless otherwise indicated.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's annual report on Form 10-K for the year ended December 31, 1995 ("1995 10-K"), is incorporated herein by reference.

     All documents subsequently filed by the Company pursuant to section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to termination of the offering shall be deemed to be incorporated by reference into this
Prospectus.   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than certain exhibits to such documents. Requests for such copies should be directed to Shareholder Relations, Foreland Corporation, Union Terrace Office Bldg., 12596 West Bayaud, Suite 300, Lakewood, Colorado 80228-2019; telephone (303) 988-3122.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center (13th Floor), 26 Federal Plaza, New York, New York 10048. Copies of such materials can be obtained from the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     Additional information regarding the Company and the securities offered hereby is contained in the registration statement and exhibits thereto, of which this Prospectus forms a part, filed with the Commission under the Securities Act. This Prospectus omits certain information contained in the registration statement. For further information, reference is made to the registration statement and to the exhibits and other schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and where such contract or other document is an exhibit to the registration statement, each such statement is deemed to be qualified and amplified in all respects by the provisions of the exhibit. Copies of the complete registration statement, including exhibits, may be examined at, or copies obtained from the offices of, the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, on the payment of prescribed fees for reproduction.

     No person is authorized to give any information or make any representation not contained in this prospectus and, if given or made, such information or representation should not be relied on as having been authorized.

                            SUMMARY AND INTRODUCTION

     The following summary is qualified in its entirety by the more detailed information, including the financial statements and notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein.

     Each prospective investor is urged to read this Prospectus in its entirety, particularly the matters set forth under "RISK FACTORS."

The Company

     The Company is engaged in the exploration for oil in the Great Basin and Range geologic province in Nevada (the "Great Basin"), an area that management believes is one of the most promising unexplored onshore domestic areas with potential for the discovery of major oil reserves. In continuing to advance this exploration since its organization in 1985, the Company's strategy is to generate exploration prospects with the most recent generally available scientific techniques, expand and improve the Company's strategic land position, and establish arrangements with other oil exploration firms active in Nevada to obtain additional scientific data, leases, and funding. To date, the Company has confirmed its exploration concepts through the discovery of the North Willow Creek and Tomera Ranch Fields in Pine Valley, both of which are in the early stages of evaluation with limited oil production and limited proved reserves.

     The Company has access to a large geophysical and geological data base generated by its own efforts and that of others, including Gulf Oil Corporation ("Gulf"), Exxon USA, Inc. ("Exxon"), Parker & Parsley Petroleum Company (successor-in-interest to Santa Fe Energy Resources, Inc.) ("P&P "), Mobil Exploration and Producing USA, Inc. ("Mobil"), Chevron USA, Inc. ("Chevron"), and Enserch Exploration, Inc., and Berry Petroleum Company ("Enserch/Berry"). This data base includes over 1,400 line miles of two dimensional ("2-D") seismic data, much of it reprocessed with new analytical computer programs, newly acquired high resolution three dimensional ("3-D") seismic surveys, and gravity data, all of which are being integrated with subsurface data obtained through drilling.

     With a continuous leasing program since 1986, the Company has established what management believes to be one of the larger property positions in Nevada's most promising prospect areas, with approximately 209,000 gross acres under lease. The leasing program continues as the Company acquires leases in favorable new prospect areas and relinquishes leases with less potential. In addition, the Company has the exclusive right to develop prospects and market approximately 434,000 gross acres of mineral lands owned by P&P.

     Effective in March 1993 the Company entered into an agreement with Enserch/Berry that designates the Company as operator to undertake a three-year, six-well joint exploration program on approximately 91,000 gross acres in four separate prospect areas in Pine, Diamond, Little Smoky, and Antelope Valleys of northeastern Nevada. Both the Company and Enserch/Berry contributed acreage and data and provide 50% of the required funds for drilling and acquiring additional acreage and data.

     In July 1993, the Company acquired an approximately 2,800 gross acre lease in Railroad Valley, Nevada, which included a portion of the Eagle Springs field with nine wells, then shut in, and one water injection well. In September 1994, the Company, with Plains Petroleum Operating Company, which was acquired in August 1995 by Barrett Resources Corporation (together, "Barrett"), acquired from Kanowa Petroleum, Inc., its interest in a 240-acre lease on the remainder of the Eagle Springs field with three wells with limited intermittent production and related equipment. Since the Company acquired the Eagle Springs field, it has reworked eight wells to return them to production, drilled a new water injection well, and replaced and improved surface equipment to handle increased production and to lower long term operating costs. Under the agreement with Barrett, the company drilled and placed into production three wells in the Eagle Springs field in 1994 and early 1995. Five additional wells, for a total of eight new wells, were drilled and placed into production by the Company and Barrett in 1995. As of December 31, 1995, the Eagle Springs Field had estimated net remaining proved reserves of 1,989,300 barrels of oil with future net cash flows discounted at 10% to present value of $6,148,500. (See "BUSINESS: Eagle Springs" in the Company's 1995 10-K.)

     In August 1994, the Company entered into an agreement with Barrett under which it agreed to provide, in successive phases, approximately $1,920,000 of the next $2,400,000 in drilling to earn a 40% interest in the Company's Eagle Springs producing properties and obtained the right to participate in other specified Company exploration projects under agreed terms. Barrett has elected to earn an interest in the Company's acreage in an area of mutual interest in the North Humbolt prospect, but has declined further participation in the Dixie Flats prospect in Huntington Valley and in the Pine Valley 3-D survey. (See "BUSINESS: Barrett Agreement" in the Company's 1995 10-K.)

     In January 1996, the Company entered into a revised agreement with Hugoton Energy Corporation and Maxwell Petroleum, Inc. ("Hugoton/Maxwell"), respecting exploration of the Pine Creek prospect in Pine Valley, Nevada. Under the agreement, the Company and Hugoton/Maxwell each agreed to assign to the other certain acreage to consolidate the Company's position in the prospect area; Hugoton/Maxwell agreed to pay for a one-year extension of the leasehold assigned by it; the Company agreed to initiate a well on the federal acreage assigned, in order to obtain a two-year extension; and Hugoton/Maxwell agreed to complete and pay for a 3-D seismic study in the area or pay the Company $75,000 as liquidated damages.

     As indicated above, during 1995, the Company and Barrett drilled five wells in the Eagle Springs field. The first four wells are in regular continuous production and the fifth well is being completed for production. The sixth and seventh wells originally scheduled for the 1995 drilling program will be included in the planned 1996 Eagle Springs drilling. In November 1995, the Company drilled to a depth of 4,523 feet and plugged and abandoned the Eldorado #15-1 test in Little Smokey Valley, the fifth test drilled under the Company's agreement with Enserch/Berry. The Company has tied onto an existing production string and is testing the Deadman Creek #44-13 well drilled in Toano Draw on acreage on which the Company holds certain marketing and exploration rights under its agreement with P&P.

     The Company's management and technical team consists of individuals with a broad mix of formal education and over 70 years of combined Nevada exploration experience, including positions with major oil companies such as Gulf, Mobil, and Chevron, all Nevada oil exploration pioneers. (See "MANAGEMENT" in the Company's 1995 10-K.)

     The Company's principal executive offices are located at 12596 West Bayaud, Suite 300, Lakewood, Colorado 80228-2019 and its telephone number is (303) 988-3122.

Prior Sale of Preferred Stock

     1994 Private Placement. In July 1994, the Company issued 1,316,210 shares of preferred stock designated as the 1994 Convertible Redeemable Preferred Stock (the "1994 Preferred Stock") and 658,105 C Warrants for net proceeds of $2,341,370. The preferred stock and warrants were sold as units at $4.00 per unit, such units consisting of two shares of 1994 Preferred Stock and one C Warrant. The Company issued to the placement agent in this offering warrants to purchase 65,811 units which are exercisable before July 8, 1999, at an exercise price of $4.40 per unit.

     At the election of the holder, each share of 1994 Preferred Stock may be converted at any time into one share of common stock. Holders of 1994 Preferred Stock elected to convert 74,000, 808,524, and 189,046 shares into shares of Common Stock in 1994, 1995, and the first quarter of 1996, respectively. The 1994 Preferred Stock is redeemable at any time after March 31, 1996, at $4.00 per share at the Company's option, and has a liquidation preference of $2.00 per share.

     Each C Warrant originally entitled the holder to purchase, at any time between October 31, 1994, and July 1, 1995, for an exercise price of $3.00, one share of Common Stock. During September 1995, the Company amended the exercise price of the C warrants from $3.00 per share to $1.50 per share, and extended the expiration date from September 30, 1995, to October 10, 1995. In October 1995, the Company received $191,749 in cash and a $137,500 note receivable for the exercise of 219,500 C warrants. The remaining C Warrants, including the 65,811 C Warrants included in the units issuable to the placement agent on exercise of warrants, have expired.

     This Prospectus relates to the resale of 1,316,210 shares of Common Stock issued and issuable by the Company on the conversion of the 1994 Preferred Stock, 219,500 shares of Common Stock issued on the exercise of the C Warrants and 131,622 shares of Common Stock issuable on the conversion of the shares of 1994 Preferred Stock that are issuable on exercise of the placement agent warrant.

    1995 Private Placement. Between March and September 1995, the Company completed the sale of 507,666 non-transferable units for $3.00 per unit. Each such unit consisted of two shares of preferred stock designated as the 1995 Series Preferred Stock (the "1995 Preferred Stock") and one M warrant. At the election of the holder, each share of 1995 Preferred Stock may be converted into one share of Common Stock. The 1995 Preferred Stock has a liquidation preference of $1.50 per share.

     Each M warrant entitles the holder to purchase, at any time through December 31, 1998, one share of Common Stock at an exercise price of $4.00 per share. M Warrants not exercised by December 31, 1998, will expire. The M Warrants may be redeemed by the Company on at least 30 days' notice at a redemption price of $.10 per M Warrant if the average closing price for the Company's Common Stock is at least $6.00 per share for 20 consecutive trading days prior to the redemption notice, subject to certain other conditions.

     This Prospectus relates to the resale of shares of Common Stock issuable by the Company on the conversion of the 1995 Preferred Stock and the exercise of the M Warrants.

     1996 Private Placement. The Company issued 500 shares of preferred stock designated as the 1996 Series 6% Convertible Preferred Stock (the "1996 Preferred Stock") in a private placement completed in March 1996 for which the Company received net proceeds of approximately $472,500. The Company issued to the placement agent in such offering 25 shares of 1996 Preferred Stock and warrants to purchase 54,700 shares of Common Stock at an exercise price equal to $1.50, subject to adjustment in certain circumstances based on the market price of the Common Stock at the time of exercise.

     Each share of 1996 Preferred Stock is convertible at any time after 60 days from the issuance thereof and before March 31, 1998, into that number of shares of Common Stock equal to $1,000 divided by $1.50, subject to adjustment in certain circumstances based on the market price of the Common Stock at the time of conversion.

     This Prospectus relates to the resale of shares of Common Stock issuable by the Company on the conversion of the 1996 Preferred Stock and the exercise of the placement agent warrant. For purposes of this Prospectus, a stock price of $1.25 is assumed and, as agreed by the Company, to account for a possible decrease in the price for the Common Stock, the Company is registering twice the number of shares that would be issuable on conversion of the 1996 Preferred Stock based on that price of the Common Stock.

     1996-2 Private Placement. The Company issued 1,700 shares of 1996-2 Preferred Stock in a private placement completed in May 1996 for which the Company received net proceeds of approximately $1,640,500. Up to one-third of the 1996-2 Preferred Stock is convertible at any time after the issuance thereof and all of the 1996-2 Preferred Stock is automatically convertible on the date that is six months from the date of issuance, into that number of shares of Common Stock equal to $1,000 divided by $0.91, subject to adjustment in certain circumstances based on the market price of the Common Stock at the time of conversion.

     This Prospectus relates to the resale of shares of Common Stock issuable by the Company on the conversion of the 1996-2 Preferred Stock.

(See "DESCRIPTION OF SECURITIES" below.)

Capitalization

     The following table shows the capitalization of the Company as of December 31, 1995, and as adjusted to give effect to the subsequent issuance of 525 shares of 1996 Preferred Stock for net proceeds of approximately $472,500 and 1,700 shares of 1996-2 Preferred Stock for net proceeds of approximately $1,640,500 and the application of the net proceeds therefrom, and the subsequent conversion of 189,046 shares of 1994 Preferred Stock and 22,000 shares of 1995 Preferred Stock into shares of Common Stock:

                                                                                       December 31, 1995
                                                                                  ----------------------------

                                                                                   Historical     As Adjusted
                                                                                  ------------   -------------

Current portion of long term debt                                                 $   404,237    $       4,237
                                                                                  -----------    -------------


Long term debt, net of current portion                                                 23,091           23,091
                                                                                  -----------    -------------


Stockholders' Equity
  Preferred Stock, par value $0.001 per share, 5,000,000 shares authorized
          1991 Convertible Preferred Stock, 40,000 shares issued and
               outstanding                                                                 40               40
          1994 Convertible Redeemable Preferred Stock, 433,686 and 244,640
               shares issued and outstanding, respectively                                434              245
          1995 Convertible Redeemable Preferred Stock, 1,015,334 and
               993,334 shares issued and outstanding, respectively                      1,015              993
          1996 Series 6% Convertible Preferred Stock, 0 and 525 shares issued
               and outstanding, respectively(1)                                            --                1
          1996-2 Series 6% Convertible Preferred Stock, 0 and 1,700 shares
               issued and outstanding, respectively                                        --                2
  Common Stock, par value $0.001 per share, 50,000,000 shares authorized, 14,489,401 and 14,700,447 shares outstanding
          issued and outstanding, respectively                                         14,489           14,700
  Additional paid in capital                                                       23,301,858       25,414,856
  Less note and stock subscriptions receivable                                     (1,092,622)      (1,092,622)
  Accumulated deficit                                                             (19,212,342)     (19,212,342)
                                                                                --------------     ------------

  Total stockholders' equity                                                        3,012,872        5,125,873
                                                                                  -----------    -------------

          Total capitalization                                                    $ 3,440,200    $   5,153,201
                                                                                  ===========    =============


The Offering

Securities offered by Selling Stockholders   6,461,814 shares of Common Stock(1)

Common Stock outstanding before the offering 14,700,447 shares

Common Stock outstanding after the offering  20,674,715 shares(1)

Common Stock reserved for issuance           3,313,000 shares(2)

Fully diluted Common Stock                   23,987,715 shares(2)

Nasdaq Symbols:
 Common Stock                                FORL
 L Warrants                                  FORLL

(1)Of the 6,461,814 shares of Common Stock offered by Selling Stockholders, 487,546 shares are currently issued and outstanding and the remaining 5,974,268 are issuable on conversion or exercise of Preferred Stock, options or warrants for gross proceeds to the Company if all such options and warrants in this offering were exercised of $3,787,014.
(2)Consists of (i) up to 2,793,000 shares of Common Stock issuable on the exercise of outstanding options and warrants at a weighted average exercise price of $4.58 per share; (ii) up to 64,000 shares of Common Stock issuable on the exercise of outstanding options subject to vesting requirements at an exercise price of $3.00 per share; (iii) 40,000 shares of Common Stock issuable on conversion of the same number of shares of 1991 Preferred Stock; and (iv) 416,000 shares of Common Stock on exercise of underwriter and placement agent warrants and the conversion and/or exercise of securities issuable on such exercise at a weighted average exercise price of $2.97 per share. (See "MANAGEMENT: Executive Compensation," "PRINCIPAL STOCKHOLDERS," and "CERTAIN TRANSACTIONS," in the Company's 1995 10-K, and "DESCRIPTION OF SECURITIES: Preferred Stock, Warrants, and Options Outstanding" below)

     The board of directors has authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders, and it is likely that additional securities will be issued to provide future financing. The issuance of additional securities could dilute the percentage interest and per share book value of existing shareholders, including persons purchasing securities in this offering. (See "DESCRIPTION OF SECURITIES" below)

Use of Proceeds

     The issued and outstanding shares of Preferred Stock and warrants held by Selling Stockholders must be converted or exercised into shares of Common Stock prior to the resale of the Common Stock offered by the Selling Stockholders pursuant to this offering. The Company will receive no net proceeds from the conversion of the Preferred Stock or from the sale by the Selling Stockholders of the Common Stock currently issued or issuable on such conversion or exercise. Proceeds received by the Company on the exercise of outstanding warrants, aggregating $3,787,014, if all warrants held by Selling Stockholders are exercised, will be used by the Company to pay general and administrative expenses, to the extent not funded from operating revenue, and for additional drilling, geological and geophysical data gathering, or lease acquisition. If all options and warrants held by persons other than the Selling Stockholders were exercised to acquire 3,273,000 shares of Common Stock, the Company would receive proceeds of $14,231,580. There can be no assurance that any of the outstanding options or warrants will be exercised to provide any proceeds therefrom to the Company.

Risk Factors

     Offerees should not purchase these securities without carefully reading and considering the risks involved and unless they are willing and able to accept the complete loss of their investment. The securities offered hereby are speculative and involve an unusually high degree of risk. (See "Risk Factors" below.)

Summary Financial Information

                                                       Year Ended December 31,
                                             --------------------------------------------

                                                1993            1994              1995
                                             -----------    ------------     ------------

Statement of Operations Data:
    Revenues ............................    $    98,244    $   542,991      $ 1,115,876
    Net (loss) ..........................     (3,578,254)    (4,453,718)      (2,275,565)
    Net (loss) per share ............... .         (0.34)         (0.34)           (0.16)
    Weighted average number of shares
        outstanding .....................      10,405,000     12,989,000      14,271,000


                                                    December 31,
                                             ---------------------------

                                                1994            1995
                                             -----------    ------------

Balance Sheet Data:
    Working capital (deficit) ...........    $    47,629    $(2,005,407)
    Total assets ........................      5,197,414      5,601,098
    Long-Term Debt ......................        400,000         23,091
    Current Portion of Long-Term Debt ...             --        404,237
    Stockholders' equity ................      3,708,472      3,012,872


No Dividends

     The Company has not paid dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.


                                  RISK FACTORS
     The purchase of the Common Stock involves certain risks. Prospective purchasers should consider, in addition to the negative implications of the other information set forth herein, the following risk factors:

Risks Related to the Business of the Company

     Company's Ability to Continue as a Going Concern/Shortages of Working Capital and Continuing Losses

     As of December 31, 1995, the Company had a working capital deficit and no credit lines or significant source of ongoing revenues. The Company has incurred losses of $19,212,342 since its inception in 1985 and expects that its accumulated deficit will increase. During 1994 the Company experienced a net loss of $4,453,718. These losses continued into 1995, with a loss of $2,275,565 for the year ended December 31, 1995. The Company anticipates continuing losses through the second quarter of 1996 and will require cash from external sources of approximately $70,000 to $90,000 per quarter for ongoing fixed and recurring operating costs (which include general and administrative expenses, exploration consisting of an allocation of employee salaries and other overhead to the exploration function, and interest on outstanding debt), and approximately $32,000 per quarter to meet annual lease rental and other costs on its properties, which exceeds the Company's net revenue from oil production. Based on current production and oil prices and giving effect to reworking several existing Eagles Springs Wells to be accomplished during the second quarter of 1996, management believes that its production revenue will be sufficient to meet its fixed and recurring operating costs for the second quarter of 1996 and thereafter. However, there can be no assurance that Eagle Springs development will result in material additional production. The Company will also incur substantial additional exploration costs, depending on the level of its drilling activity, which may vary dramatically from quarter to quarter. The Company's independent auditor's report on the financial statements for the year ended December 31, 1995, as for preceding fiscal years, contains an explanatory paragraph as to the Company's ability to continue as a going concern. (See "FINANCIAL STATEMENTS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Company's 1995 10-K.)

     Additional Possible Expenses Related to Capitalized Costs

     The Company includes in oil and gas properties on its balance sheets costs of wells in progress, which are capitalized until a decision is made to plug and abandon or, if the well is still being evaluated, until one year after reaching total depth, at which time such costs are charged to expense, even though the well may subsequently be placed into production. The Company also charges to expense the amount by which the total capitalized cost of proved oil and gas properties exceeds the total undiscounted net present value of related reserves. As a result of the foregoing policies, the Company expects that from time to time capitalized costs will be charged to expense based on management's evaluation of specific wells or properties or the disposition, through sales or conveyances of fractional interests in connection with industry sharing arrangements, of property interests for consideration in amounts that have the effect of reducing the Company's total undiscounted net present value of oil and gas properties below the total capitalized cost of proved oil and gas reserves. As part of the Company's evaluation of its oil and gas properties in connection with the preparation of the Company's annual financial statements, the Company obtains an engineering evaluation of its reserves based on current engineering information, oil and gas prices, and production costs, which may result in material changes in the total undiscounted net present value of the Company's oil and gas reserves. The Company would be required to charge to expense the amount by which the total capitalized cost of proved oil and gas properties exceeds the amount of such undiscounted net present value of the Company's oil and gas reserves. (See "BUSINESS: Oil Properties" in the Company's 1995 10-K.)

     Dependence on Joint Exploration Arrangements with Industry Participants

     The Company has entered into a number of joint exploration agreements with industry participants to obtain leases, scientific data, and funds for drilling and other exploration. These agreements typically set forth obligations that the Company must perform timely in order to earn specified property interests, permit funding participants to terminate their participation at specified points during the exploration program, and condition continuation of joint efforts on obtaining satisfactory results. In the case of the Company's agreement with Barrett, Barrett had the right after the first three wells at Eagle Springs were completed to terminate its commitment to participate in funding the remaining 11 of the planned 14 well Eagle Springs drilling program. After the first three Eagle Springs wells were placed into production, Barrett elected to continue to participate in Eagle Springs, subject to the right to make individual elections respecting participating in future wells proposed by the Company. If Barrett elects not to continue with respect to any well, the Company would be required to fund all of the costs of such well, in which case it would be dependent on proceeds from the sale of securities and production revenue, which would delay or limit planned Eagle Springs drilling. (See "BUSINESS: Barrett Agreement" in the Company's 1995 10-K.)

     Limited Production Revenue

     The Company has only recently established revenue from oil production from its Eagle Springs, Nevada, property acquired during 1993. Production from current wells is inadequate to meet the Company's ongoing expenses or to cover any costs of exploration. However, based on current production and oil prices and giving effect to reworking several existing Eagles Springs Wells to be accomplished during the second quarter of 1996, management believes that its production revenue will be sufficient to meet its fixed and recurring operating costs for the second quarter of 1996 and thereafter. There can be no assurance that Eagle Springs development will result in material additional production, that ongoing oil production in commercial quantities will be established or that oil reserves will be proved as a result of the Company's exploration efforts. (See "BUSINESS" in the Company's 1995 10-K.)

     Limited Commercial Drilling Success to Date

     Despite the expertise of management, the significant amount of data that the Company has collected with respect to Nevada, and the expenditure of several million dollars in property acquisition, data collection, and exploration since 1985, the Company has established only limited reserves and developed limited ongoing production as a result of its drilling program. The oil production from the Eagle Springs Field was acquired by the Company in 1993 and did not result from its exploration or drilling activities. Of the 37 wells drilled to date, 22 were plugged and abandoned, 8 were completed for production in the Eagle Springs Field and, together with the other wells in the Eagle Springs Field, are producing approximately 200 barrels of oil per day, 4 were completed for production and are now producing a limited amount of oil per day, 1 is awaiting completion, 1 is awaiting further testing, and 1 was converted to a water disposal well. Although the Company began to receive oil production revenue from the Eagle Springs Field in early 1994, the Company's success will continue to depend on the results of drilling, evaluation, and testing of its various prospects. (See "BUSINESS" and "FINANCIAL STATEMENTS" in the Company's 1995 10-K.)

     Need for Additional Funds

     The nature, extent, and cost of exploring prospects in the Great Basin province over several years cannot be predicted, but the total cost could amount to tens of millions of dollars. Because of the size of the total exploration possibilities and the Company's limited resources, it is likely that the interest of the Company's shareholders in the Company and the interest of the Company in its drilling prospects will continue to be diluted substantially as the Company continues to obtain funding through the sale of additional securities or through sharing arrangements with industry participants. There can be no assurance that exploration funds will be available to the Company when required or, if available, that such funds can be obtained on terms acceptable or favorable to the Company. (See "FINANCIAL STATEMENTS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Company's 1995 10-K.)

     Concentration of Activities in Frontier Area

     Management of the Company has focused its efforts on acquiring lease positions, developing data, and exploring and drilling in the Great Basin area of Nevada, a largely unproved and unexplored geological province. While the Company holds exploration rights to a significant number of acres, its holdings are insignificant when compared to the size of the potential geological area. Other than in the Eagle Springs Field, no significant ongoing commercial production of oil has been established on the Company's properties. In addition, the areas targeted by the Company, other than the Eagle Springs Field, have geological, geophysical, drilling, completion, and production problems which to date have prevented the Company and others with larger exploration budgets from developing or establishing significant production or reserves. There is no assurance that these problems can be overcome or that the Company's drilling program will be commercially successful. (See "BUSINESS" in the Company's 1995 10-K.)

     Dependence on Key Employees

     The business of the Company is dependent on its management and technical team and their substantial Nevada exploration experience, the loss of any one of whom could adversely affect the Company's proposed activities. The Company does not have and does not intend to acquire key man life insurance on any of its executives. (See "DIRECTORS AND EXECUTIVE OFFICERS" in the Company's 1995 10-K.)

     Speculative Nature of Oil and Gas Industry

     Exploration for oil is a highly speculative business. There is no way to know in advance of drilling and testing whether any prospect will yield oil in sufficient quantities to be economically feasible. The completion of a well for production or the initiation of production in paying quantities does not necessarily mean that the well will be economic because it may not produce sufficient revenues to recover related costs and generate a financial return to the Company.

     High Operating Costs

     The costs of exploring, drilling, producing, and transporting are higher in the geological province targeted by management than they would be in a more fully developed oil producing area. Access roads to drilling targets over relatively long distances frequently have to be completed, drilling equipment and services typically must be brought in from considerable distances, and there is no collection pipeline so that any oil that is produced must be trucked to a refinery, the nearest of which is in Salt Lake City, Utah, a distance of several hundred miles. (See "BUSINESS: Oil Properties" in the Company's 1995 10-K.)

     Dependence on Oil Prices

     The Company's oil exploration and production activities are dependent on the prevailing price for oil, which is beyond the Company's control or influence, and there is no assurance that the Company's wells can be produced at levels in excess of related production costs. In an effort to limit the adverse effects of extreme declines in oil prices, the Company has entered into agreements with Crysen Refining, Inc. ("Crysen"), Salt Lake City, Utah, to sell oil from its currently producing fields through August 1996 at minimum fixed prices. Notwithstanding these agreements, if oil prices in general substantially decline, it may become more difficult, if not impossible, for the Company to obtain funding for its oil exploration program. (See "BUSINESS: Oil Properties" in the Company's 1995 10-K.)

     Operating Risks and Uninsured Hazards

     Oil drilling involves hazards such as fire, explosion, pipe failure, cave in, collapse, encountering unusual or unexpected formations, pressures, and other conditions, environmental damage, personal injury, and other occurrences that could result in the Company incurring substantial losses and liabilities to third parties. As is customary in exploration arrangements with other energy companies under which specified drilling is to be conducted, the operator is required to purchase and pay for insurance against risks customarily insured against in the oil and gas industry by others conducting similar activities. (See "BUSINESS: Operational Hazards and Insurance" in the Company's 1995 10-K.) Nevertheless, the Company may not be insured against all losses or liabilities that may arise from all hazards because such insurance is unavailable at economic rates, because the operator has not fulfilled its obligation to purchase such insurance, or because of other factors. Any uninsured loss could have a material adverse effect on the Company.

     Risks of Adverse Weather

     The Company's activities are subject to periodic interruptions due to weather conditions, which may be quite severe at various times of the year. Periods of heavy precipitation make travel to exploration or drilling locations difficult and/or impossible, while extremely cold temperatures limit or interrupt drilling, pumping, and/or production activities or increase operating costs.

     Intense Competition in Oil and Gas Industry

     The acquisition and exploration of oil and gas prospects are highly competitive. Many of the Company's current and potential competitors engaged in oil exploration in the Great Basin of Nevada have greater financial resources, broader exploration programs, and a greater number of managerial and technical personnel. Because the Company's resources will be limited even on successful completion of this offering, there can be no assurance that it will be able to compete effectively in the exploration for oil in Nevada. (See "BUSINESS:
Competition and Markets" in the Company's 1995 10-K.)

     Environmental and Other Governmental Regulation

     Oil and gas operations are subject to comprehensive federal, state, and local laws and regulations controlling the exploration for and sale of oil and the possible effects of such activities on the environment. To date, the Company has not been required to expend significant resources in order to satisfy applicable environmental laws and regulations respecting its own activities. Although management believes that the Company has substantially completed certain remediation work that it agreed to undertake in connection with the acquisition of the Eagle Springs Field, there can be no assurance that additional work may not be required. In addition, present as well as future legislation and regulations could cause additional expenditures, restrictions, and delays in the Company's business, the extent of which cannot be predicted, and may require the Company to curtail specific activities in some circumstances or subject the Company to various governmental controls. Because federal energy policies are subject to constant revisions, no prediction can be made as to the ultimate effect of such governmental policies and controls on the Company. (See "BUSINESS: Government Regulation" in the Company's 1995 10-K.)

     Proposed Energy Tax

     In recent months the Clinton Administration has proposed and Congress has considered a broad based energy tax that may reduce the economic return to producers of oil or otherwise adversely affect the oil industry. (See "BUSINESS: Government Regulation" in the Company's 1995 10-K.)

General Risks Relating to Offering

     Substantial Warrants and Options Outstanding

     The Company has issued to employees, officers, directors, and others providing services to the Company vested options to purchase up to 1,213,000 shares of Common Stock with exercise prices ranging from $1.15 to $3.00 per share. Options to purchase a total of 957,000 shares contain a provision that, on exercise, the holder is granted a new option covering the number of shares for which the prior option was exercised, with the exercise price of the new option fixed at the then fair market value of the Common Stock. In addition, the Company has outstanding options held by unrelated third parties to purchase 530,000 shares of Common Stock at prices ranging from $1.15 per share to $3.00 per share and warrants to purchase a total of 2,442,366 shares of Common Stock at a weighted average exercise price of $5.36 per share, including warrants held by Selling Stockholders to purchase 862,366 shares. The existence of such options and warrants may prove to be a hindrance to future financing by the Company, and the exercise of options and warrants may further dilute the interests of the stockholders. The possible future sale of Common Stock issuable on the exercise of such options and warrants could adversely affect the prevailing market price of the Company's Common Stock. Further, the holders of options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. (See "DESCRIPTION OF SECURITIES: Preferred Stock, Warrants, and Options Outstanding" below and "PRINCIPAL SHAREHOLDERS" in the Company's 1995 10-K.)

     Issuance of Additional Common Stock

     The Company has authorized 5,000,000 shares of Preferred Stock, par value $0.001 per share, and 50,000,000 shares of Common Stock, par value $0.001 per share. As of the date of this prospectus, 14,700,447 shares of Common Stock were issued and outstanding, and 9,287,268 additional shares were reserved for issuance on the exercise or conversion of options, warrants, and shares of Preferred Stock issued and outstanding or issuable on exercise of placement agent warrants. The Company's board of directors also has authority, without action or vote of the shareholders, percentage ownership of shareholders and may further dilute the book value of the Company's Common Stock.

     Preferential Rights of Preferred Stock Outstanding

     The Company has 40,000 shares of 1991 Preferred Stock, 244,640 shares of 1994 Preferred Stock, 993,334 shares of 1995 Preferred Stock, 525 shares of 1996 Preferred Stock, and 1,700 shares of 1996-2 Preferred Stock issued and outstanding. The 1991 Preferred Stock has a liquidation preference of $1.25 per share, the 1994 Preferred Stock has a liquidation preference of $2.00 per share, the 1995 Preferred Stock has a liquidation preference of $1.50 per share, and the 1996 and 1996-2 Preferred Stock has a liquidation preference of $1,000 per share. On liquidation or termination of the Company, an aggregate of $4,254,281 in assets would be distributed to the holders of the currently issued and outstanding Preferred Stock, after payment of all of the Company's obligations, prior to any distribution to the holders of Common Stock. The 1991, 1994 and 1995 Preferred Stock vote as a single class with the Common Stock, and the 1996 and 1996-2 Preferred Stock do not vote, except as otherwise required by the corporate statutes of Nevada. If the Company seeks to amend its certificate of incorporation to change the provisions relating to the Preferred Stock or to approve a merger containing provisions that would require a class vote if they were contained in an amendment to the certificate of incorporation, the approval of each class of Preferred Stock affected thereby, voting as a separate class, will be required. Consequently, the holders of a relatively minor number of shares of Preferred Stock may be able to block such proposals, even in circumstances where they would be in the best interests of the holders of Common Stock. (See "DESCRIPTION OF SECURITIES: Preferred Stock, Warrants, and Options Outstanding" below.)

     No Shareholder Meetings or Reports

     Since its formation, the Company has not held a meeting of its shareholders for purposes of electing directors or for any other purpose and has not distributed any annual report or financial information to its stockholders. Under Nevada law, the Company has been required since inception to have an annual shareholders' meeting for the election of directors, but has not done so because of the costs involved in the preparation and mailing of required proxy materials and holding meetings. In any year in which the Company has not held or does not hold a shareholders' meeting, a shareholder may force the Company to call such a meeting for the election of directors and such other purposes as may come before the shareholders for consideration. This could result in a change in management.

     Determination of Purchase and Exercise Price

     The conversion ratio of the Preferred Stock, the exercise prices of the options and warrants, and the sales price of stock to be offered by the Company, were determined by the Company, taking into account the history of, and recent prices for, the Common Stock as quoted on Nasdaq at the time the Preferred Stock, Options, and Warrants were issued, the business history and prospects of the Company, the number of securities to be offered, and the general condition of the securities market, all as assessed by the Company's management. Such prices bear no relationship to the assets, earnings, or net tangible book value of the Company or any other traditional criteria of value. (See "PLAN OF DISTRIBUTION" and "DESCRIPTION OF SECURITIES" below.)

     Substantial and Immediate Dilution

     Persons purchasing the Common Stock will suffer a substantial and immediate dilution to the net tangible book value below the purchase price of such Common Stock. (See "DILUTION" below.)

     No Dividends

     The Company has not paid dividends in the past and does not plan to pay dividends in the foreseeable future, even if it were profitable. Earnings, if any, are expected to be used to advance the Company's exploration activities and for general corporate purposes, rather than to make distributions to shareholders.

     Registration Rights of Existing Shareholders

     The Company has previously granted to existing shareholders and holders of options and warrants, including officers and directors, registration rights that require the Company to include securities in future registration statements filed by the Company, subject to the approval of the managing underwriter in such future offerings and, in some cases, to file registration statements with respect to the resale, exercise, or conversion of the securities held by the holders of such registration rights, all at the expense of the Company. The Company has obtained the effectiveness of a registration statement respecting all of its registration obligations, subject to the requirement for updating through supplements or post-effective amendments. (See "DESCRIPTION OF
SECURITIES:  Registration Rights" below.)



                                NO NET PROCEEDS

     The issued and outstanding shares of Preferred Stock and warrants held by Selling Stockholders must be converted or exercised into shares of Common Stock prior to the resale of the Common Stock offered by the Selling Stockholders pursuant to this offering. The Company will receive no net proceeds from the conversion of the Preferred Stock or from the sale by the Selling Stockholders of the Common Stock currently issued or issuable on such conversion or exercise. Proceeds received by the Company on the exercise of outstanding warrants, aggregating $3,787,014, if all warrants held by Selling Stockholders are exercised, will be used by the Company to pay general and administrative expenses, to the extent not funded from operating revenue, and for additional drilling, geological and geophysical data gathering, or lease acquisition. If all options and warrants held by persons other than the Selling Stockholders were exercised to acquire an additional 3,273,000 shares of Common Stock, the Company would receive proceeds of $14,231,580. There can be no assurance that any of the outstanding options or warrants will be exercised to provide any proceeds therefrom to the Company.

                                  THE COMPANY

     For information regarding the Company, reference is made to the Company's annual report on Form 10-K for the year ended December 31, 1995, and all documents subsequently filed by the Company pursuant to section 13(a), 13(c), 14, or 15(d) of the Exchange Act.



                                    DILUTION

     Immediately prior to this offering, the Company had a pro forma net tangible book value of $7,093,598, with 14,700,447 shares of Common Stock issued and outstanding, or approximately $0.48 per share. The pro forma net tangible book value per share decreases to $0.19 after deducting liquidation preferences of an aggregate of $4,254,281 with respect to the shares of outstanding 1991, 1994, 1995, 1996 and 1996-2 Preferred Stock. The pro forma net tangible book value is determined by adjusting the net tangible book value of the Company as of December 31, 1995, to give pro forma effect to the subsequent issuance of 525 shares of 1996 Preferred Stock for net proceeds of approximately $472,500, 1,700 shares of 1996-2 Preferred Stock for net proceeds of approximately $1,020,000, and 211,046 shares of Common Stock on the conversion of shares of 1994 Preferred Stock and 1995 Preferred Stock. (See "FINANCIAL STATEMENTS" in the Company's 1995 10-K.)

     Purchasers of shares of Common Stock from Selling Stockholders will likely suffer substantial and immediate dilution in the adjusted net tangible book value per share of the Common Stock they purchase below the purchase price for such shares. Similarly, holders of Preferred Stock Warrants will suffer dilution in the adjusted net tangible book value per share received on conversion or exercise below their effective purchase price per share. Based on the Company's net tangible book value immediately prior to this offering, after giving further effect to the conversion of all outstanding shares of Company Preferred Stock and the exercise of all Warrants owned by all Selling Stockholders to acquire the 5,974,268 shares of Common Stock to be sold in this offering, the Company would have a net tangible book value of $10,830,612, or approximately $0.52 per share, which represents a reduction of $0.95 per share from the closing sales price of $1.47 for the Company's Common Stock on Nasdaq on May 10, 1996.


                              SELLING STOCKHOLDERS

     The following table provides certain information, as of the date of this Prospectus, respecting the Selling Stockholders, the shares of Common Stock held by them, to be sold, and to be held following the offering, assuming the sale by such Selling Stockholders of all shares of Common Stock offered.

                                               Securities Owned Prior to the Offering(1)                                Shares
                                  --------------------------------------------------------------------               Owned After
                                               1994      1995        M       1996     1996-2    Warrants   Shares      Offering
                                    Common   Preferred Preferred Warrants  Preferred Preferred    and       to be   -------------
      Selling Stockholders         Stock(2)   Stock(3)  Stock(4)    (5)     Stock(6)  Stock(7) Options(8) Offered   Number    %
- --------------------------------  ---------- --------- --------- --------- --------- --------- ---------- -------- ---------------

Steve and Isabelle A. Aiello             --    30,000         --        --        --        --        --     30,000       --   --
Lawrence R. Albert                       --        --     26,666    13,333        --        --        --     39,999       --   --
Van Henry Archer                         --        --     62,564    31,282        --        --        --     93,846       --   --
Van Henry Archer, Jr. (9)            70,124        --     33,000    16,500        --        --        --     57,000   62,624    *
Harry J. Aretakis, MDPC, Profit
   Sharing Plan & Trust                  --    25,500         --        --        --        --        --     25,500       --   --
Joe L. and Karen G. Baker
   JTWROS(10)                        20,769        --     20,000    10,000        --        --        --     30,000   20,769    *
Yakov Barber                             --        --         --        --   853,334        --        --    853,334       --   --
Brault & Associated 401k Plan
   FBO Jean-Pierre Brault(11)            --        --     40,000    20,000        --        --        --     60,000       --   --
Jean-Pierre Brault(11)               24,000        --         --        --        --        --        --     24,000       --   --
Nancy B. Burghardt                   15,000        --         --        --        --        --        --     15,000       --   --
Barney J. Cacioppo                       --        --     30,000    15,000        --        --        --     45,000       --   --
Wayne Canale                         22,000        --         --        --        --        --        --     22,000       --   --
Capital Relations Group, Inc.            --        --         --        --        --        --   500,000    500,000       --   --
CapitalPro International(12)             --        --         --        --        --        --   200,000    200,000       --   --
Ben J. Chilcutt                      15,500        --         --        --        --        --        --     15,500       --   --
Jennifer Craig(13)                   17,000        --         --     5,000        --        --        --     15,000    7,000    *
Jennifer Craig and Jennie L.
   Cage(13)                              --        --      4,000     2,000        --        --        --      6,000       --   --
Jerry and Patricia Crater JTWROS         --        --      2,000     1,000        --        --        --      3,000       --   --
Kenneth W. Dietz                         --     6,000         --        --        --        --        --      6,000       --   --
Jimmy Dean Dowda                         --        --         --        --        --    61,538        --     61,538       --   --
Harry Doyle                           6,000        --         --        --        --        --        --      6,000       --   --
George E. Dullnig & Co.                  --    131,622        --        --        --        --        --    131,622       --   --
Robert Elliot                            --        --     31,000    15,500        --        --        --     46,500       --   --
Jay W. Enyart                            --        --         --        --        --        --    25,000     25,000       --   --
Dr. William G. Field                 18,000        --     10,000     5,000        --        --        --     33,000       --   --
First Geneva Holdings, Inc.              --        --         --        --    53,333        --    54,700    108,033       --   --
Fondo de Adquisiciones e
   Inversiones Internacionales
   XL, S.A.                              --        --         --        --        --   800,000        --    800,000       --   --
Brian R. and Deborah H. Forcey           --        --     40,000    20,000        --        --        --     60,000       --   --
Glick Enterprises                        --        --         --        --   213,333        --        --    213,333       --   --
Barry J. and Lynn K. Gross(14)       37,500        --         --        --        --        --        --     37,500       --   --
Barry J. Gross IRA(14)               37,530        --         --        --        --        --        --     37,530       --   --
Barry J. Gross, D.O. P.C., Money
   Purchase Plan(14)                133,388        --         --        --        --        --        --    133,388       --   --
Barry J. Gross, D.O. P.C. Profit
   Sharing Plan (14)                 30,788        --         --        --        --        --        --     30,788       --   --
Barry J. Gross, custodian FBO
   Lydia R. Gross, UGMA(14)          15,000        --         --        --        --        --        --     15,000       --   --
Lynn K. Gross IRA(14)                11,340        --         --        --        --        --        --     11,340       --   --
Custodian under IRA Rollover of
   Howard S. Gross                       --        --     27,000    13,500        --        --        --     40,500       --   --
Robert M. Herber, Trustee             3,000        --         --        --        --        --        --      3,000       --   --
Lawrence M. Hjermstad                 6,000    12,000         --        --        --        --        --     18,000       --   --
Adam S. Holtzman                         --        --     18,600     9,300        --        --        --     27,900       --   --
Donald Holtzman(15)                  48,146   147,140     15,500     7,750        --        --        --    170,390   48,146    *
Elisa Holtzman(15)                   84,512        --     22,000    11,000        --        --        --     33,000   84,512    *
Dennis Hoover                            --        --         --        --        --        --    30,000     30,000       --   --
Edward & Shari K. Hoppenrath         12,000        --         --        --        --        --        --     12,000       --   --
Howard Beiles Evelyn Hambleton
   Investment Club(10)                   --        --     16,667     8,333        --        --        --     25,000       --   --
Robert Howard                            --        --     10,000     5,000        --        --        --     15,000       --   --
Scott G. Howard                      12,000        --         --     6,000        --        --        --     18,000       --   --
Donald G. Hunter                    115,000        --     60,000    30,000        --        --        --     90,000  115,000    *
Emil Inama(16)                        8,816        --     10,000     5,000        --        --        --     15,000    8,816    *
Edward V. Kazazian(17)                   --        --     30,000    15,000        --        --        --     45,000       --   --
Edward V. Kazazian, Trustee,
   Haig H. Kazazian Living Trust
   U/A dated 12/18/83(17)                --        --     20,000    10,000        --        --        --     30,000       --   --
Linda R. Kazazian                        --        --     25,000    12,500        --        --        --     37,500       --   --
Nina H. Kazazian                         --        --      6,000     3,000        --        --        --      9,000       --   --
Josphine A. Kerr                     40,000        --         --        --        --        --        --     40,000       --   --
Bruce R. Knox                            --        --         --        --        --    61,538        --     61,538       --   --
Hans-Udo Kurr                            --        --     20,000    10,000        --        --        --     30,000       --   --
David LaPorte                         5,000        --         --        --        --        --        --      5,000       --   --
Joe and David LaPorte                 5,000        --         --        --        --        --        --      5,000       --   --
Lisa K. Lauterbach                       --        --      6,000     3,000        --        --        --      9,000       --   --
Fred Lenz                                --        --         --        --        --    61,538        --     61,538       --   --
Allan M. Lipman, Jr.                     --        --     30,000    15,000        --        --        --     45,000       --   --
Patricia D. Livingston Jan E. and
   Todd L. Flood, JTWROS                 --        --      6,670     3,335        --        --        --     10,005       --   --
Christopher Lloyd                        --    12,000         --        --        --        --        --     12,000       --   --
Albert H. McWhirr                        --        --     10,000     5,000        --        --        --     15,000       --   --
John Mitchell                            --        --         --        --        --    61,538        --     61,538       --   --
New Concepts, L.L.C.                     --        --         --        --        -- 1,046,154            1,046,154
Ned F. Parson(18)                    30,854        --     40,000    20,000        --        --        --     60,000   30,854    *
Thomas F. Poop                           --        --     10,000     5,000        --        --        --     15,000       --   --
Thomas K. Poulakidas                 55,000        --     10,000     5,000        --        --        --     15,000   55,000    *
Bruce E. and Pnina I. Sabel(19)      15,000        --      6,000     3,000        --        --        --      9,000   15,000    *
Donald C. Seibert                    15,000        --     20,000    10,000        --        --        --     30,000   15,000    *
Kevin L. Spencer IRA                     --        --         --        --        --        --    75,000     75,000       --   --
Mike Steele                          63,372        --     30,000    15,000        --        --        --     45,000   63,372    *
Ronald C. and Joy L. Tepner           9,000        --         --        --        --        --        --      9,000       --   --
The Pinnacle Fund, LP, Barry
   Kitt, General Partner of The
   Pinnacle Fund                         --        --    200,000   100,000        --        --        --    300,000       --   --
Malcolm G. Thomas                        --        --      6,667     3,333        --        --        --     10,000       --   --
Don & Elaine Treece(20)                  --        --      2,000     1,000        --        --        --      3,000       --   --
Steven Tsengas                       12,000        --         --        --        --        --        --     12,000       --   --
Donal G. & M. Joan Waddell               --        --     20,000    10,000        --        --        --     30,000       --   --
Steven T. Walker                         --        --     16,000     8,000        --        --        --     24,000       --   --
Paul R. Yoder                            --    12,000         --        --        --        --        --     12,000       --   --

Total                             1,013,639   376,262    993,334   507,666 1,120,000 2,092,306   884,700  6,461,814  526,093  2.6

*Less than one percent.
(1) Shares owned prior to the offering include all shares of Common Stock and underlying securities convertible or exercisable into shares of Common Stock owned by the Selling Stockholder. Shares owned after the offering assume the sale of all shares of Common Stock offered pursuant to this offering. Percentage figures respecting the securities owned after the offering give effect to the conversion of all shares of Preferred Stock and the exercise of all Warrants and Options by all Selling Stockholders.
(2) Includes 526,093 shares of Common Stock held by Selling Stockholders not offered in this offering, 246,046 shares of Common Stock issued on conversion of a like number of 1994 Preferred Stock, 219,500 shares of Common Stock issued on exercise of a like number of C Warrants, and 22,000 shares of Common Stock issued on conversion of a like number of 1995 Preferred Stock.
(3) Includes 244,640 shares of 1994 Preferred Stock issued and outstanding and 131,622 shares issuable to the placement agent in the 1994 Preferred Stock offering on exercise of a placement agent warrant. Each share of 1994 Preferred Stock is convertible into shares of Common Stock at the rate of one share of Common Stock for each share of 1994 Preferred Stock held.
    Such shares of 1994 Preferred Stock must be converted into shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering.
(4) Each share of 1995 Preferred Stock is convertible into shares of Common Stock at the rate of one share of Common Stock for each share of 1995 Preferred Stock held. Such shares of 1995 Preferred Stock must be converted into shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering.
(5) The M Warrants are exercisable into shares of Common Stock at an exercise price of $4.00 per share. Such Warrants must be exercised to purchase shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering.
(6) Each share of 1996 Preferred Stock is convertible at any time after May 14, 1996, and before March 31, 1998, into that number of shares of Common Stock equal to $1,000 divided by $1.50, subject to adjustment in certain circumstances based on the market price of the Common Stock at the time of conversion. (See "DESCRIPTION OF SECURITIES" below.) For purposes of this Prospectus, a stock price of $1.25 is assumed and twice the number of shares are registered to account for a possible decrease in the price for the Common Stock. The figures shown reflect the number of shares of Common Stock into which the 1996 Preferred Stock is convertible and not the actual number of shares of 1996 Preferred Stock issued and outstanding. Such shares of 1996 Preferred Stock must be converted into shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering.
 (7)One-third of the 1996-2 Preferred Stock is convertible at any time after issuance, and all of the 1996-2 Preferred Stock is automatically convertible on the date that is six-months after the date of issuance, into that number of shares of Common Stock equal to $1,000 divided by $0.91, subject to adjustment in certain circumstances based on the market price of the Common Stock at the time of conversion. (See "DESCRIPTION OF SECURITIES" below.) For purposes of this Prospectus, a stock price of $1.25 is assumed. The figures shown reflect the number of shares of Common Stock into which the 1996-2 Preferred Stock is convertible and not the actual number of shares of 1996-2 Preferred Stock issued and outstanding. Such shares of 1996-2 Preferred Stock must be converted into shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering.
(8) Consists of (i) warrants to purchase 200,000 shares of Common Stock at an exercise price of $2.00 per share by an unrelated third party issued in connection with a loan to the Company in the amount of $400,000; (ii) warrants to purchase 54,700 shares of Common Stock by the placement agent in the 1996 Preferred Stock offering at an exercise price of $1.50, subject to adjustment in certain circumstances based on the market price of the Common Stock at the time of exercise; (iii) warrants to purchase 100,000 shares of Common Stock at an exercise price of $1.50 per share by two individuals; (iv) options to purchase 30,000 shares of Common Stock at an exercise price of $1.25 per share by an unrelated third party; and (v) options to purchase 500,000 shares of Common Stock at exercise prices ranging from $1.15 per share to $2.30 per share by an unrelated third party. Such warrants and options must be exercised to purchase shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholder pursuant to this offering.
(9) Mr. Archer is also deemed to be the beneficial owner of 5,000 shares of Common Stock held by his spouse, Edna Myrick Archer and 2,000 shares of Common Stock held by his minor son, Stephen Stanton Archer.
(10)Joe Baker also holds 500 shares of Common Stock as custodian for Brad Baker under a Uniform Gift to Minors Act.
(11)Jean-Pierre Brault is deemed to be the beneficial owner of the shares held by Brault & Associated, of which Mr. Brault is a principal.
(12)CapitalPro International also holds an option to purchase 200,000 shares of Common Stock through June 6, 1996, at an exercise price of $1.50 per share.
(13)Ms. Craig also holds 4,000 shares of 1995 Preferred Stock and 2,000 M Warrants jointly with Jennie L. Cage. Ms. Craig is the spouse of N. Thomas Steele and is deemed to be the beneficial owner of 277,741 shares of Common Stock and options to purchase 422,000 shares of Common Stock at an average weighted exercise price of $1.78 per share held by Mr. Steele.
(14)Mr. Gross is also deemed to be the beneficial owner of the shares held in the Barry J. Gross IRA, in the Barry J. Gross, D.O. P.C., Money Purchase Plan, in the Barry J. Gross, D.O. P.C., Profit Sharing Plan, and by Mr. Gross as custodian under a Uniform Gift to Minors Act for the benefit of Lydia R. Gross, his daughter. In addition, Mr. Gross is deemed to be the beneficial owner of the shares held in the IRA account of his spouse, Lynn
    K. Gross. Likewise, Ms. Gross is deemed to be the beneficial owner of all of the foregoing shares held or deemed to be held by Mr. Gross.
(15)Mr. Holtzman also holds 100 shares of Common Stock as custodian for Lisa Holtzman under a Uniform Gift to Minors Act. In addition, Mr. Holtzman and his spouse, Elisa Holtzman, are deemed to be the beneficial owners of the shares held by the other. Ms. Holtzman also holds 22,705 shares of Common Stock as custodian for Adam Scott Holtzman under a Uniform Gift to Minors Act.
(16)Mr. Inama also holds 7,000 shares of Common Stock jointly with Ann Mary
    Inama.
(17)Mr. Kazazian is also deemed to be the beneficial owner of the shares he holds as trustee of the Haig H. Kazazian Living Trust.
(18)Mr. Parson also holds 15,000 shares of Common Stock jointly with Marilyn M. Parson and is deemed to be the beneficial owner of 10,000 shares of Common Stock owned by Ned F. Parson Limited Partnership of which Mr. Parson is general partner.
(19)Mr. Sabel also owns 3,225 shares of Common Stock solely in his name.
(20)Mr. Treece is currently employed by the Company as chief financial officer and controller.



                                   MANAGEMENT

     For information regarding management of the Company, reference is made to the Company's annual report on Form 10-K for the year ended December 31, 1995.



                           DESCRIPTION OF SECURITIES

     The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.001 per share, and 50,000,000 shares of Common Stock, par value $0.001 per share.

Common Stock

     The holders of the Company's Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights, and therefore, a majority of the shares of outstanding Common Stock is able to elect the entire board of directors, and if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that one-third of the issued and outstanding shares of the Company shall constitute a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required.

     Shareholders of the Company have no preemptive right to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of Common Stock, when issued, are fully paid and nonassessable.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

     The board of directors has the authority to issue the authorized but unissued shares without action by the shareholders. The issuance of such shares would reduce the percentage ownership held by persons purchasing stock in this offering and may dilute the book value of the then existing shareholders.

Preferred Stock, Warrants and Options Outstanding

     As of the date of this Prospectus, the Company had the following Preferred Stock, options and warrants outstanding as discussed in detail below.

                                       Number of        Price Per
                                       Shares of         Share of
                                      Common Stock     Common Stock
           Description                     or               or
                                      Common Stock     Common Stock
                                       Equivalent       Equivalent


Preferred Stock
    1991 Series                        40,000             $1.25
    1994 Series                       244,640             $2.00
    1995 Series                       993,334             $1.50
    1996 Series                       560,000 (1)         $1.50 (2)
    1996-2 Series                   2,092,306 (1)         $0.91 (2)
Warrants to purchase Common Stock     300,000             $1.50
                                      138,000             $1.60
                                      200,000             $2.00
                                      507,666             $4.00
                                    1,242,000             $6.00
                                       54,700             $0.94
Options to purchase Common Stock      100,000             $1.15
                                       30,000             $1.25
                                      100,000             $1.38
                                       68,000             $1.31
                                      384,000             $1.50
                                      100,000             $1.61
                                       25,000             $1.81
                                      100,000             $1.84
                                      650,000             $2.125
                                      100,000             $2.30
                                       20,000             $2.50
                                      105,000             $3.00
                                       25,000             $3.38

(1)Based on an assumed current price for the Common Stock of $1.25.
(2)Subject to adjustment in certain circumstances based on the market price of the Common Stock at the time of conversion

   Preferred Stock

     The Company has 40,000 shares designated as 1991 Series Convertible Preferred Stock, 244,640 shares designated as 1994 Series Convertible Redeemable Preferred Stock, 993,334 shares designated as the 1995 Series Convertible Preferred Stock, 525 shares designated as the 1996 Series 6% Convertible Preferred Stock, and 1,700 shares designated as the 1996-2 Series 6% Convertible Preferred Stock issued and outstanding as of the date of this Prospectus. The Company has no current plans to issue any additional Preferred Stock, except 70,000 shares of 1993 Preferred Stock to be issued on the exercise of the outstanding 1993 Placement Agent Warrants and 131,622 shares of 1994 Preferred Stock to be issued on the exercise of the outstanding 1994 Placement Agent Warrants. The Company's articles of incorporation provide that the board of directors of the Company has authority, without action by the shareholders, to issue the authorized but unissued Preferred Stock in one or more series, and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

     The 1991, 1994 and 1995 Preferred Stock is convertible, at the election of the holder, into the Company's Common Stock at the rate of one share of Preferred Stock for one share of Common Stock. The 1993 Preferred Stock issuable on the exercise of the 1993 Placement Agent Warrants is convertible, at the election of the holder, into the Company's Common Stock at the rate of two shares of Common Stock for one share of Preferred Stock. The 1996 Preferred Stock is convertible, at the election of the holder, into the Company's Common Stock at the rate of one share of 1996 Preferred Stock for the number of shares of Common Stock determined by dividing $1,000 by the lesser of $1.50 or 75% of the closing bid price of the Common Stock as reported on Nasdaq on the day preceding the date of conversion. The 1996-2 Preferred Stock is convertible, at the election of the holder, into the Company's Common Stock at the rate of one share of 1996-2 Preferred Stock for the number of shares of Common Stock determined by dividing $1,000 by the lesser of $0.91 or 65% of the average closing bid price of the Common Stock as reported on Nasdaq for the five days preceding the date of conversion.

     The 1991 Preferred Stock carries a preference of $1.25 per share on dissolution and liquidation of the Company, the 1994 Preferred Stock carries a preference of $2.00 per share, the 1995 Preferred Stock carries a liquidation preference of $1.50 per share, and the 1996 and 1996-2 Preferred Stock carries a liquidation preference of $1,000 per share. The 1991, 1994 and 1995 Preferred Stock votes as a single class with the Common Stock except as otherwise provided by the corporate laws of the state of Nevada. Shares of 1991, 1994 and 1995 Preferred Stock are entitled to one vote per share. The 1996 and 1996-2 Preferred Stock are not entitled to vote except as required by the corporate laws of the state of Nevada and on certain specific matters. Except for the 1996 and 1996-2 Preferred Stock, none of the issued and outstanding Preferred Stock is entitled to preferential dividends, but participates with the Common Stock in the unlikely event that a dividend is declared. The 1996 and 1996-2 Preferred Stock are entitled to a 6% dividend payable in cash in the event the 1996 and/or 1996-2 Preferred Stock is redeemed or in additional shares of Common Stock upon the conversion of the 1996 and/or 1996-2 Preferred Stock.

     The 1991 Preferred Stock is redeemable at $1.25 per share at any time after December 31, 1995, the 1994 Preferred Stock is redeemable at $4.00 per share at any time after March 31, 1996, the 1995 Preferred Stock is redeemable at $3.00 per share at any time after December 31, 1995, and the 1996 Preferred Stock is redeemable at $1,330 per share at any time after April 1, 1997. The 1996-2 Preferred Stock is not redeemable by the Company, but will automatically convert into shares of Common Stock at the rate indicated above on the date that is six months from the date of issuance. In each case the Preferred Stock can be converted prior to the redemption date fixed in the notice.

     This prospectus relates to the resale of Common Stock issued or issuable on conversion of the 1994, 1995, 1996 and 1996-2 Preferred Stock.

     Warrants

     The Company has issued and outstanding the following warrants to purchase Common Stock and has reserved an equivalent number of shares of Common Stock for issuance on exercise of such warrants. Each of the warrants described below is governed by a warrant agreement between the Company and the warrant agent. The following summary is subject to the detailed provisions of the warrant agreement governing such warrants.

     Holders of warrants are deemed to be shareholders of the Company only to the extent of the shares of Common Stock held by them. Holders of warrants, as such, are not entitled to vote with respect to matters submitted to the shareholders of the Company, are not entitled to participate in dividends, if any, and do not have ownership rights on termination or liquidation of the Company.

     $1.50 Warrants. The Company has issued and outstanding 300,000 warrants to purchase Common Stock at an exercise price of $1.50 per share, 200,000 of which expire June 6, 1996, and the remaining 100,000 of which expire in June 2000.

     $2.00 Warrants. The Company has issued and outstanding 200,000 warrants to purchase Common Stock at an exercise price of $2.00 per share (the "$2.00 Warrants") through April 30, 1997.

     A, B and L Warrants. Prior to October 30, 1994, the Company had issued and outstanding 1,242,000 B Warrants ("B Warrants") to purchase one share of Common Stock at an exercise price of $3.90 at any time prior to October 30, 1994. On October 30, 1994, the B Warrants expired pursuant to their terms without any Warrants being exercised. In October 1994, the Company issued L Warrants to the holders of record of the B Warrants on October 30, 1994, at the rate of one L Warrant for each B Warrant held. Each L Warrant entitles the holder to purchase one share of Common Stock at $6.00 through December 31, 1995, or at $8.00 thereafter through December 31, 1996.

     The L Warrants are subject to redemption by the Company at a price of $0.10 per L Warrant on 30 days' prior written notice if the closing bid price of the Common Stock of the Company as quoted on Nasdaq exceeds the L Warrant exercise price by at least 20% for 20 of 30 trading days during a period ending within 10 days of the notice of redemption. All L Warrants in any class must be redeemed if any L Warrant in that class is redeemed. L Warrants may be exercised during the 30 day period after notice of redemption has been given.

     The underwriter in the offering in which the B Warrants were sold has an option to acquire 400 Units, entitling the underwriter to purchase up to 108,000 shares of Common Stock, 108,000 A Warrants, and 108,000 B Warrants at a price of $2.04. The underwriter warrants were subsequently adjusted pursuant to their terms so that they are now exercisable at $552 per unit and entitle the underwriter to purchase 138,000 shares of Common Stock, 138,000 A Warrants and 138,000 B Warrants at an equivalent exercise price of $1.60 per share of Common Stock. The underwriter's A and B Warrants are not redeemable and are exercisable only between October 30, 1992, and October 30, 1996, at an exercise price of $2.25 and $3.90, respectively, to acquire one share of Common Stock for each A and B Warrant exercised.

     M Warrants. The Company has issued and outstanding 507,666 M Warrants.
Each M Warrant entitles the holder to purchase one share of Common Stock $4.00 at any time through December 1, 1998. The M Warrants are subject to redemption by the Company at a redemption price of $0.10 per Warrant if the average closing price of the Common Stock is at least $6.00 per share for 20 consecutive trading days preceding the date of notice of redemption, subject to certain other conditions. Such Warrants may be exercised during the period after notice of redemption has been given and prior to the redemption date.

     1996 Placement Agent Warrants.     The placement agent in the offering in
which the 1996 Preferred Stock was sold has an option to acquire 54,700 shares of Common Stock at a price equal to the lesser of $1.50 or 75% of the closing bid price of the Common Stock as reported on Nasdaq on the day preceding the date of exercise. The placement agent's warrants are exercisable before March 25, 2001.

     Options

     The Company has issued and outstanding options to purchase up to 1,807,000 shares of Common Stock at a weighted average exercise price of $1.89 per share, including options to purchase 1,277,000 shares of Common Stock at a weighted average exercise price of $1.99 per share of Common Stock issued to executive officers, directors and employees of the Company.

     General

     Each of the foregoing warrants and options contain provisions that protect the holders thereof against dilution by adjustment in the number of shares of Common Stock purchasable on exercise of the warrants and options in certain events such as stock splits or stock dividends. In the event the number of warrant or option shares purchasable is increased, through the operation of the anti-dilution provisions, the exercise price will be reduced proportionately. Conversely, if the number of warrant or option shares purchasable is decreased, the exercise price will be increased proportionately.

Registrar and Transfer Agent

     The registrar and transfer agent of the Company's securities is Atlas Stock Transfer Corporation, 5899 South State Street, Salt Lake City, Utah 84107, telephone (801) 266-7151.


                              PLAN OF DISTRIBUTION
General

     This Prospectus relates to the public offer and sale by certain shareholders (the "Selling Stockholders") of an aggregate of 6,461,814 shares of Common Stock of the Company (i) issued or issuable on conversion of 490,686 shares of 1994 Preferred Stock; (ii) issued on exercise of C Warrants to purchase 219,500 shares; (iii) issuable on exercise by the placement agent in the 1994 Preferred Stock offering of placement agent warrants to purchase 131,622 shares at an exercise price of $2.20 per share; (iv) issued or issuable on conversion of 1,015,334 shares of 1995 Preferred Stock; (v) issuable on exercise of 507,666 M Warrants at an exercise price of $4.00 per share; (vi) issuable on conversion of 525 shares of 1996 Preferred Stock to acquire 1,120,000 shares of Common Stock, subject to adjustment depending on the trading price of the Common Stock at the time of conversion; (vii) issuable on exercise by the placement agent in the 1996 Preferred Stock offering of placement agent warrants to purchase 54,700 shares; (viii) issuable on conversion of 1,700 shares of 1996-2 Preferred Stock to acquire 2,092,306 shares of Common Stock, subject to adjustment depending on the trading price of the Common Stock at the time of conversion; and (ix) issuable on exercise of warrants and options to purchase 830,000 shares of Common Stock at an average weighted exercise price of $1.71 per share. (See "SELLING STOCKHOLDERS" and "DESCRIPTION OF SECURITIES" above.)

Sale of Common Stock

     The Common Stock to be sold by the Selling Stockholders may be sold by them from time to time directly to purchasers. Alternatively, the Selling Stockholders may, from time to time, offer the Common Stock for sale in the over-the-counter market through or to securities brokers or dealers that may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom they may act as agent. Any such sale of Common Stock by Selling Stockholders must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless a Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholders, and any dealers or brokers that participate in the distribution of the Common Stock, may be deemed to be "underwriters" as that term is defined in the Securities Act, and any profit on the sale of Common Stock by them and any discounts, commissions, or concessions received by any such dealers or brokers may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Common Stock may be sold by the Selling Stockholders from time to time in one or more transactions at a fixed offering price, which may be changed, or at prices that may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholder and the purchaser at the time of sale. The Company does not intend to enter into any arrangement with any securities dealer concerning solicitation of offers to purchase the Common Stock.

     The Company estimates that it will incur costs of approximately $20,000 in connection with this offering for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholders will be borne by them. Commissions or discounts paid in connection with the sale of securities by the Selling Stockholders will be determined by negotiations between them and the broker-dealer through or to which the securities are to be sold and may vary depending on the broker-dealers' commission or mark up schedule, the size of the transaction, and other factors.


                             LEGALITY OF SECURITIES

     The validity under the Nevada Revised Statutes of the issuance of the Common Stock have been passed on for the Company by Kruse, Landa & Maycock, L.L.C.


                                    EXPERTS

     The consolidated financial statements and the related supplemental schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Hein + Associates LLP, certified public accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon such reports given on the authority of that firm as experts in accounting and auditing.

     The year end independent reserve dated December 31, 1995, incorporated by reference into this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, has been prepared by the firm of Malkewicz Hueni Associates, Inc., Golden, Colorado, as stated in its report, which is incorporated by reference and has been so incorporated by reference in reliance and upon such report given on the authority of that firm as experts in mining engineering.














- -------------------------------------

          TABLE OF CONTENTS

- -------------------------------------

Section                  Page
                                                   FORELAND CORPORATION
SUMMARY AND INTRODUCTION....3
RISK FACTORS................9
NO NET PROCEEDS............14
THE COMPANY ...............14
DILUTION ..................15
SELLING STOCKHOLDERS ......15
MANAGEMENT ................18
DESCRIPTION OF SECURITIES .18
PLAN OF DISTRIBUTION ......22                     SHARES OF COMMON STOCK
LEGALITY OF SECURITIES ....23
EXPERTS ...................23

     No dealer, salesman, or other
person has been authorized in
connection with this offering to give
any information or to make any
representation other than as
contained in this Prospectus and, if                    PROSPECTUS
made, such information or
representation must not be relied on
as having been authorized by the
Company.  This Prospectus does not                    May    , 1996
constitute an offer to sell or the                        ---
solicitation of an offer to buy any
securities covered by this Prospectus
in any state or other jurisdiction to
any person to whom it is unlawful to
make such offer or solicitation in
such state or jurisdiction.




                                    PART II
             ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following are the estimated expenses in connection with the securities being registered:

     Securities and Exchange Commission registration fee        $  3,273
     Attorneys' fees                                              11,000
     State "blue sky" fees and expenses (including
       attorneys' fees)                                            2,000
     Printing expenses                                             2,000
     Miscellaneous                                                 1,727
                                                               ---------


          Total                                                   20,000
                                                                ========

All expenses with the exception of the Securities and Exchange Commission registration fee are estimates.

              ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS
     There is no statute, charter provision, bylaw, contract, or other arrangement under which controlling persons, directors, or officers are insured or indemnified in any manner against liability.

                               ITEM 16.  EXHIBITS
Exhibit Index

     The following exhibits are included as part of this registration statement:

            SEC
Exhibit  Reference
  No.       No.             Title of Document                  Location


Item 3.            Articles of Incorporation and Bylaws


3.01         3     Articles of Incorporation                 Incorporated by
                                                                Reference(4)

3.02         3     Bylaws                                    Incorporated by
                                                                Reference(4)
                   Instruments Defining the Rights of
                   Security Holders, Including
Item 4.            Indentures


4.01         4     Specimen Common Stock Certificate         Incorporated by
                                                                Reference(1)

4.02         4     Designation of Rights, Privileges,        Incorporated by
                   and Preferences of 1991 Series               Reference(1)
                   Preferred Stock

4.03         4     Designation of Rights, Privileges         Incorporated by
                   and Preferences of 1994 Series               Reference(8)
                   Convertible Preferred Stock

4.04         4     Designation of Rights, Privileges         Incorporated by
                   and Preferences of 1995 Series              Reference(13)
                   Convertible Preferred Stock

4.05         4     Designation of Rights, Privileges         Incorporated by
                   and Preferences of 1996 Series 6%           Reference(14)
                   Convertible Preferred Stock

4.06         4     Designation of Rights, Privileges             This Filing
                   and Preferences of
                   1996-2 Series 6% Convertible
                   Preferred Stock

4.07         4     Form of Underwriter's Warrant to          Incorporated by
                   Purchase Units                              Reference(10)

4.08         4     Warrant Agreement between the             Incorporated by
                   Company and Atlas Stock Transfer             Reference(3)
                   Corporation relating to X and Y
                   Warrants

4.09         4     Amendment to Warrant Agreement            Incorporated by
                   between the Company and Atlas Stock          Reference(9)
                   Transfer Corporation relating to X
                   and Y Warrants

4.10         4     Amendment to Warrant Agreement            Incorporated by
                   between the Company and Atlas Stock         Reference(10)
                   Transfer Corporation relating to X
                   and Y Warrants

4.11         4     Form of Warrant Agreement between         Incorporated by
                   the Company and Atlas Stock Transfer        Reference(10)
                   Corporation relating to L Warrants

4.12         4     Warrant relating to $2.00 Warrants        Incorporated by
                                                               Reference(10)

4.13         4     Form of Warrant Agreement between         Incorporated by
                   the Company and Atlas Stock Transfer        Reference(13)
                   Corporation relating to M Warrants

4.14         4     Form of Warrants to Kevin L. Spencer          This Filing
                   and Jay W. Enyart

4.15         4     Warrant to First Geneva Holdings,             This Filing
                   Inc., relating to offering of 1996
                   Preferred Stock

Item 5.            Opinion re Legality


5.01         5     Opinion and Consent of Kruse, Landa &         This Filing
                   Maycock, L.L.C.

Item 10.           Material Contracts


10.01       10     Option Agreement between N. Thomas        Incorporated by
                   Steele and Foreland Corporation,            Reference(12)
                   dated June 24, 1985**

10.02       10     Option Agreement between Kenneth L.       Incorporated by
                   Ransom and Foreland Corporation,            Reference(12)
                   dated June 24, 1985**

10.03       10     Option Agreement between Grant            Incorporated by
                   Steele and Foreland Corporation,            Reference(12)
                   dated June 24, 1985**

10.04       10     Form of Options to directors dated        Incorporated by
                   April 30, 1991 with respect to               Reference(1)
                   options previously granted 1986**

10.05       10     Agreement Regarding Oil and Gas           Incorporated by
                   Investments, dated May 15, 1991,             Reference(6)
                   between the Company and Santa Fe
                   Energy Resources, Inc.

10.06       10     Agreement Regarding Oil and Gas           Incorporated by
                   Investments, dated May 15,1991,              Reference(6)
                   between the Company and Santa Fe
                   Operating Partners, Ltd.

10.07       10     Exploration Agreement, dated              Incorporated by
                   December 1, 1992, entered into by            Reference(2)
                   and between Santa Fe Energy
                   Resources, Inc., Santa Fe Energy
                   Operating Partners, L.P., and the
                   Company

10.08       10     Form of Placement Agent Warrant           Incorporated by
                   Agreement, dated February 4, 1993,           Reference(9)
                   between the Company and George E.
                   Dullnig & Co.

10.09       10     Form of Executive Employment              Incorporated by
                   Agreement between the Company and            Reference(9)
                   executive officers, with form of
                   letter and related schedule**

10.10       10     Form of Stock Appreciation Rights         Incorporated by
                   Agreement between the Company and           Reference (9)
                   officers, with related schedule**

10.11       10     Form of Nonqualified Stock Option         Incorporated by
                   between the Company and unrelated            Reference(9)
                   third parties, with related schedule

10.12       10     Operating Agreement between the           Incorporated by
                   Company and Enserch Exploration,             Reference(9)
                   Inc., and Berry Petroleum Company
                   dated June 17, 1993 (as revised June
                   22, 1993)

10.13       10     Crude Oil Purchase Agreement between      Incorporated by
                   the Company and Crysen Refining,             Reference(8)
                   Inc., dated September 1, 1993 (Nye
                   County, Nevada)

10.14       10     Crude Oil Purchase Agreement between      Incorporated by
                   the Company and Crysen Refining,             Reference(8)
                   Inc., dated September 1, 1993
                   (Eureka County, Nevada)

10.15       10     Loan Agreement by and among Foreland      Incorporated by
                   Corporation together with its two            Reference(8)
                   subsidiaries Krutex Energy
                   Corporation and Eagle Springs
                   Production Limited Liability Company
                   and CapitalPro International, Inc.,
                   dated April 30, 1994

10.16       10     Letters from Executive Officers re:       Incorporated by
                   Salary deferrals**                         Reference (13)

10.17       10     Conditional Letter of Acceptance          Incorporated by
                   dated June 22, 1994, and related             Reference(8)
                   Farmout Letter Agreement between
                   Yates Petroleum Corporation and
                   Trail Mountain, Inc.

10.18       10     Lease Agreement dated June 7, 1993,       Incorporated by
                   by and between Ulster Joint Venture          Reference(8)
                   and the Company regarding Union
                   Terrace Office, as amended

10.19       10     Agreement dated August 9, 1994,           Incorporated by
                   between Plains Petroleum Operating           Reference(8)
                   Company and the Company

10.20       10     Letter Agreement dated September 29,      Incorporated by
                   1994, between the Company, Kanowa          Reference (10)
                   Petroleum, Inc., and D&R Investments
                   relating to interest in Eagle
                   Springs lease.

10.21       10     Letter Agreement dated October 1,         Incorporated by
                   1994, between Krutex Energy                Reference (10)
                   Corporation and Caldera & Clements
                   Minerals regarding Lulling Farmout
                   Agreement.

10.22       10     Letter Agreement dated September 28,      Incorporated by
                   1994, between the Company and Mobil        Reference (10)
                   Exploration & Producing U.S., Inc.
                   regarding the Rustler Prospect
                   Farmout Agreement.

10.23       10     Form of Options to employees, with        Incorporated by
                   related schedule                           Reference (10)

10.24       10     Form of Promissory Notes relating to      Incorporated by
                   certain options exercised by               Reference (10)
                   officers, with related schedule
10.25       10     Form of Option granted pursuant to        Incorporated by
                   reload provisions of previously            Reference (10)
                   granted options with related
                   schedule

10.26       10     Letter dated January 25, 1995 from        Incorporated by
                   Plains Petroleum Operating Company         Reference (13)
                   regarding Plains' election under the
                   Agreement dated August 9, 1994.

10.27       10     Form of Letter Agreement dated March      Incorporated by
                   8, 1995 between the Company and            Reference (13)
                   Parsley & Parsley Development, L.P.
                   regarding Exploration Agreement.

10.28       10     Form of Letter Agreement dated March      Incorporated by
                   24, 1995 between the Company and           Reference (13)
                   Mobil Exploration & Producing U.S.,
                   Inc., regarding the Rustler Prospect
                   Farmout Agreement

10.29       10     Form of Registration Agreement            Incorporated by
                   relating to Units consisting of 1995       Reference (13)
                   Series Preferred Stock and M
                   Warrants

10.30       10     Crysen Refining, Inc., document           Incorporated by
                   respecting extension of Crude Oil          Reference (13)
                   Purchase Agreement

10.31       10     Form of Registration Agreement                This Filing
                   relating to 1996 Series Convertible
                   Preferred Stock

Item 23.           Consents of Experts and Counsel


23.01       23     Consent of Kruse, Landa & Maycock, L.L.C.,     See Item 5
                   counsel to Registrant

23.02       23     Consent of Hein + Associates LLP,             This Filing
                   certified public accountants

23.03       23     Consent of Malkewicz Hueni Associates, Inc.   This Filing

Item 24.           Power of Attorney


24.01       24     Power of Attorney                           See Signature
                                                                        Page

(1) Incorporated by reference from the Company's registration statement on form S-2, SEC file number 33-42828.
(2) Incorporated by reference from the Company's annual report on form 10-K for the fiscal year ended December 31, 1992.
(3) Incorporated by reference from the Company's quarterly report on form 10-Q for the period ending March 31, 1993.
(4) Incorporated by reference from the Company's registration statement on form S-1, SEC file number 33-19014.
(5) Incorporated by reference from the Company's registration statement on form S-2, SEC file number 33-34970.
(6) Incorporated by reference from the Company's annual report on form 10-K for the fiscal year ended December 31, 1991.
(7) Incorporated by reference from the Company's annual report on form 10-K for the fiscal year ended December 31, 1993.
(8) Incorporated by reference from the Company's registration statement on form S-1, SEC file number 33-81538.
(9) Incorporated by reference from the Company's registration statement on form S-2, SEC file number 33-64756.
(10)Incorporated by reference from the Company's registration statement on form S-2, , SEC file number 33-86076.
(11)Incorporated by reference from the Company's quarterly report on form 10-Q for the period ending March 31, 1993.
(12)Incorporated by reference from the Company's annual report on form
    10-K for the fiscal year ended December 31, 1985.
(13)Incorporated by reference from the Company's annual report on form
    10-K for the fiscal year ended December 31, 1994.
(14)Incorporated by reference from the Company's annual report on form
    10-K for the fiscal year ended December 31, 1995.

** Identifies each management contract or compensatory plan or arrangement required to be filed as an exhibit.



                             ITEM 17.  UNDERTAKINGS

Filings Incorporating Subsequent Exchange Act Documents by Reference (Regulation S-K, Item 512(b))

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Incorporated Annual and Quarterly Reports (Regulation S-K, Item 512(e))

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of rule 14a-3 or rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by article 3 of regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Rule 415 Offerings:  Post-Effective Amendments (Regulation S-K, Item 512(a))

     The undersigned Registrant will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

         (2) For the purpose of determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering thereof.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.


Indemnification (Regulation S-B, Item 512(h))

     Insofar are indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lakewood, state of Colorado, on the 14th day of May, 1996.

                                   FORELAND CORPORATION
                                   (Registrant)


                                   By   /s/ N. Thomas Steele
                                     ----------------------------

                                        N. Thomas Steele, President


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints N. Thomas Steele and Bruce C. Decker, and each of them, with power of substitution, as his attorney-in-fact for him, in all capacities, to sign any amendments to this Registration Statement and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 14th day of May, 1996.


   /s/ N. Thomas Steele
- -----------------------------
N. Thomas Steele, Director and President
(Principal Executive, Financial and
Accounting Officer)

   /s/ Grant Steele
- -----------------------------
Dr. Grant Steele, Director

   /s/ Kenneth L. Ransom
- -----------------------------
Kenneth L. Ransom, Director


- -----------------------------
Bruce C. Decker, Director


   /s/ Dennis J. Gustafson
- -----------------------------
Dennis J. Gustafson, Director